CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Exploration Recommences at NW Manitoba Uranium-REE Project

Vancouver, Canada, March 27th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce the commencement of geophysical field work on its high-potential NW Manitoba uranium-REE project (“Project”).

Exploration on the NW Manitoba Project had been suspended since 2007 due to consultation meetings between the Government of Manitoba and local First Nation communities.  With the Government’s conclusion of a consultation protocol and the recent execution of a memorandum of understanding (MOU) to facilitate co-operation for exploration and future development between CanAlaska and the Northlands Denesuline community of Lac Brochet, the Company is now pleased to announce the recommencement of exploration work.

The Project covers a large area of the geologically-favourable Wollaston Belt in the Province of Manitoba, where the uranium-rich basement rocks associated with the Athabasca uranium deposits intermittently come to surface.  CanAlaska has discovered multiple mineralized zones with extensive boulder dispersion trains and surface showings of high-grade uranium (>1% U3O8), rare earths (REE) and molybdenum mineralization across numerous mineralized belts, either within, or cutting across all rock types in the area.

The geological targets across the vast NW Manitoba Project match the styles of basement mineralization reported from the massive uranium deposits further south in the Athabasca Basin.  There is clear observation of late-replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks at uranium grades exceeding 60% U3O8.  There is also evidence of more disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization. These outcropping targets host the potential for open pit extraction Preliminary results for many of these zones were announced by the Company in a news release on February 28th, 2008.

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CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

The current resistivity and gravity geophysical surveys will be used to localize targets of sulphide-bearing mineralization, and other zones of clay alteration within areas of shallow overburden.  The survey will concentrate on areas in the vicinity of current showings and mineralized boulders in preparation for an initial drill program.

Dr. Karl Schimann, CanAlaska’s VP - Exploration commented:  “The Wollaston Belt of rocks host the majority of the world-class uranium deposits in the Athabasca Basin, where massive uranium mineralization has been discovered under up to 900m of covering sandstone.  The advantage of the NW Manitoba project is that we see these basement rocks on surface, as any overlying sandstone and cover rock has previously been stripped-off by ice action.  There are many locations where we have found high-grade uranium (pitchblende bearing boulders, pebbles and outcrop veins) on surface.  It is very exciting to now be able to plan for the first drill programs on these surface targets,”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information, visit www.canalaska.com	Contact:
Emil Fung, Director & V.P. - Corp. Dev.
On behalf of the Board of Directors	Tel: +1.604.688.3211 x318
Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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